                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                        Horizon Group Properties, Inc.
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                               (Name of Issuer)


                    Common Shares, par value $.01 per share
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                         (Title and Class of Securities)


                                   44041U102
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                                (CUSIP Number)

                               Thomas G. Berlin
                               37500 Eagle Road
                         Willoughby Hills, Ohio 44094
                                 440-951-2655
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 24, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 4 Pages)
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CUSIP NO.460499106                 13D                    Page 2 of 4 Pages
         ---------
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1    NAME  OF REPORTING  PERSONS
     S.S. OR I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS

     Thomas G. Berlin
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                  (b) [_]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     AF, PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM  2(d) or 2(e)                                   [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                    7    SOLE VOTING POWER

                         118,000
                   -----------------------------------------------------------
    NUMBER OF       8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY           53,100
                   -----------------------------------------------------------
    OWNED BY
 EACH REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON WITH
                         118,000
                   -----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         53,100
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     171,100 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%
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14   TYPE OF REPORTING PERSON*

     IN, OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer.

     The name of the issuer is Horizon Group Properties, Inc., a Maryland corporation (the "Issuer"), which has its principal executive offices at 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601. The title of the securities to which this Statement relates is the Issuer's Common Shares, par value $.01 per share (the "Shares").

Item 2.  Identity and Background.

     (a) The name of the reporting person is Thomas G. Berlin.

     (b) The Reporting Person's residence address is 37500 Eagle Road, Willoughby Hills, Ohio 44094.

     (c) The Reporting Person's principal occupation is investment adviser. The principal business where such employment is conducted is Berlin Financial, Ltd. The address of Berlin Financial, Ltd. is 23811 Chagrin Blvd., Suite 275, Beachwood, Ohio 44122.

     (d)-(e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person purchased the Capital Shares (as defined in Item 5) in his capacity as the General Partner of Berlin Capital Growth, L.P. The purchase of the Capital Shares was made by the Reporting Person on behalf of Berlin Capital Growth, L.P. in the Reporting Person's capacity as the General Partner of Berlin Capital Growth, L.P. and with funds provided by Berlin Capital Growth, L.P.

Item 4.  Purpose of Transaction.

     (a)-(j) The Reporting Person purchased the Capital Shares in his capacity as the General Partner and solely for investment purposes on behalf of Berlin Capital Growth, L.P. The Reporting Person purchased the TGB Shares (as defined below) solely for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) The Reporting Person has beneficial ownership of 171,100 Shares (the "Berlin Shares"). The Berlin Shares constitute 6.0% of the Shares outstanding as of the Issuer's most recent available filing.

     (b) The Reporting Person has the sole power to vote or to direct the vote or to dispose of or direct the disposition of 118,000 Shares (the "TGB Shares"). The Reporting Person and Berlin Capital Growth, L.P., a partnership in which the Reporting Person is the General Partner, have the shared power to vote or to direct the vote or to dispose of or direct the disposition of 53,100 Shares (the "Capital Shares").

     (c) On the following dates the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased solely for investment purposes by the Reporting Person, was purchased through a customary broker transaction and are included in the TGB Shares.

                                    Page 3
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       Date              Number of Shares       Per Share Purchase Price
------------------       ----------------       ------------------------
August 16, 2000                4,500                   $3.3125
August 16, 2000                4,500                   $3.3750
August 24, 2000               40,500                   $3.0628

On the following dates the Reporting Person purchased the following number of Shares for the per Share price set forth below. Each such purchase was purchased by the Reporting Person as the General Partner of Berlin Capital Growth, L.P., solely for investment purposes, was purchased through a customary broker transaction and are included in the Capital Shares.

       Date               Number of Shares    Per Share Purchase Price
------------------        ----------------    ------------------------
June 30, 2000                  4,500                   $3.3225
July 24, 2000                  3,500                   $3.3750
July 25, 2000                    300                   $3.3750
July 28, 2000                    700                   $3.3750
August 1, 2000                 1,500                   $3.5000
August 7, 2000                 1,500                   $3.3750
August 8, 2000                   500                   $3.3750
August 10, 2000                4,000                   $3.3750
August 23, 2000                  300                   $3.1250
August 24, 2000                4,200                   $3.1250
August 24, 2000               25,000                   $3.0631

     (d) Berlin Capital Growth, L.P. has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of the Capital Shares. However, the Reporting Person disclaims beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person is the General Partner of Berlin Capital Growth, L.P., the owner of the Capital Shares. Through an agreement between the Reporting Person and Berlin Capital Growth, L.P., the Reporting Person has shared power to dispose or to direct the disposition of and shares power to vote or direct the
vote of such Capital Shares.   However, the Reporting Person disclaims
beneficial ownership to the Capital Shares and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 1, 2000


                             By: /s/ Thomas G. Berlin
                                 --------------------------
                                 Thomas G. Berlin

                                    Page 4